SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number   000-50240

NOTIFICATION OF LATE FILING

(Check One):

☒ Form 10-K

☐ Form 11-K

☐ Form 20-F

☐ Form 10-Q

For Period Ended: September 30, 2006

☐  Transition Report on Form 10-K

☐ Transition Report on Form 10-Q

☐  Transition Report on Form 20F

☐ Transition Report on Form N-SAR

☐  Transition Report on Form 11-K

For the Transition Period Ended: _________________________________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______

Part I.  Registrant Information

Full name of registrant CLAREMONT TECHNOLOGIES CORP.

Former name if applicable

Address of principal executive office (Street and number)

Anlian Building, Suite #A 1501

City, State and Zip Code Futian District, Shenzhen, China

Part II.  Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check appropriate box.)

☒

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III.  Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

A change in control of the Registrant occurred on October 12, 2006. In connection with such change, there were changes in the Registrant’s management personnel.  As a result, the Registrant experienced a delay in receiving financial information and was unable to incorporate that information into the Form 10-KSB without unreasonable effort and expense on behalf of the Registrant causing the inability to file timely.

Part IV.  Other Information

(1)

Name and telephone number of person to contact in regard to this notification

Vincent J. McGill                                (212)                                         561-3604

        (Name)                                   (Area code)                          (Telephone number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒  Yes   ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐  Yes   ☒  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CLAREMONT TECHNOLOGIES CORP.

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date

December 29, 2006

By  /s/ Yongqi Zhu

Yongqi Zhu, Chief Executive Officer

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